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EXHIBIT 17.1


FROM: Richard Izumi
TO: Masao Yamamoto
SENT: Tuesday, April 28, 2009 8:10 AM
SUBJECT: Response to PPOL filing

April 27, 2009

VIA E-MAIL

Mr. Masao Yamamoto, CEO PPOL, Inc.
3070 Bristol Street, Suite 440
Costa Mesa, California 92626

Dear Mr. Yamamoto:

I have reviewed the disclosures PPOL has filed with the Securities and Exchange Commission on April 27, 2009 via form 8-K. I disagree with the statement that management has cooperated fully and provided all information requested in connection with my internal investigation of the related party transactions and reporting and/or disclosure requirements to Japan's equivalent of securities law in the United States.

As an example, you have refused to let me meet with the Kanto Regional Financial Bureau (Kanto Zaimukyoku, the "KFB") to inquire whether PPOL is required to submit securities registration. As a compromise, I have requested to meet with the attorneys who have accompanied you to the KFB on February 6, 2009 when you sought the advice of KFB whether PPOL is required to submit securities registration ("yukashoken todokede sho" in Japanese, "Registration Statement") regarding transfer of shares or secondary offerings, pursuant to Article 4 of the Japanese Financial Instrument Exchange Law ("Kinyushohin Torihiki Ho", Law No. 25, 1948. the " Current FIEL"). You have refused to let me meet with the attorneys. As a further compromise, I have requested such attorneys send a letter to PPOL's SEC Counsel regarding this matter. You have refused to comply with such request. I acknowledge, however, that you had such attorneys send you a letter (the "Attorney Letter", attachment 17.3 to PPOL's 8-K, filed on April 27, 2009, in a form similar to what I had requested. You had also shared the minutes of the meeting with KFB on February 6, 2009 (the "KFB Meeting Minutes").

The Attorney Letter states the KFB officer who had met with you on February 6, 2009 has advised you that PPOL is not required to submit securities registration ("yukashoken todokede sho" in Japanese, "Registration Statement") regarding transfer of shares or secondary offerings, pursuant to Article 4 of the Japanese Financial Instrument Exchange Law ("Kinyushohin Torihiki Ho", Law No. 25, 1948. the " Current FIEL") because PPOL is not the one who transferred shares or conducted secondary offering(s), therefore PPOL does not have obligation of subsequent reporting, including securities reports ("yukashoken hokoku sho" in Japanese, "Securities Report"), pursuant to Article 24 of the Current FIEL. The Attorney Letter further states:

         This interpretation is contrary to our understanding that, according to
         Article 4 of the Current FIEL, PPOL as an issuer has an obligation for submission of a Registration Statement. Please also note that this KFB officer's advice is not legally binding.


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Based on my review of the KFB Meeting Minutes, I believe material relevant background information may not have been provided to the KFB officer for him to provide the appropriate advice. They include, but are not limited to the following:

         1. There were at least three offerings conducted in Japan by Leo Global Fund. The majority investor in Leo Global Fund is Green Capital, a Japanese corporation, who is PPOL's ultimate parent company.
         2. The stock was offered to and purchased by over 5,000 Japanese residents.
         3. PPOL's wholly owned subsidiary, AJOL Co., Ltd. facilitated the offerings.
         4. Green Capital appears to have purchased PPOL stock, for its own account in the US over-the-counter Bulletin Board market through US broker dealers immediately before and after the offerings in Japan.

Yours sincerely,

/s/ Richard Izumi